DWS Investment Management Americas, Inc. 100 Summer Street Boston, MA, 02110 USA
Diane KenneAlly Diane.kenneally@dws.com +1 617 295 3625

August 10, 2023

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mindy Rotter

Re: SEC Sarbanes-Oxley Review of the DWS Family of Funds

Dear Ms. Rotter:

Thank you for your comments received via a conference call held on July 11, 2023 regarding certain reports for the DWS Family of Funds (each, a “Fund” and together, the “Funds”). We have considered your comments and our responses are set forth below.

Comment 1.	With respect to the line graph in the Annual Report to Shareholders as of December 31, 2022 for the DWS Equity 500 Index Fund, it appears that the line graph is labeled incorrectly. Please confirm it will be labeled correctly going forward.

In accordance with the instructions to Item 27(b)(7)(ii)(a), the line graph should be based on the Fund’s required minimum initial investment if that amount exceeds $10,000. For the DWS Equity 500 Index Fund, the line graph is based on the Fund’s Institutional Class’s minimum investment of $1,000,000. Going forward, the label will reflect the Growth of $1,000,000 Investment.

Comment 2.	With respect to the Annual Report to Shareholders as of August 31, 2022 for the DWS Multi-Asset Conservative Allocation Fund and DWS Multi-Asset Moderate Allocation Fund, please add disclosure to the financial statements to inform shareholders on how they may receive copies of the underlying DWS Funds’ financial statements.

The Notes to the Financial Statements includes the following disclosure: “Each Underlying DWS Fund’s accounting policies and investment holdings are outlined in the Underlying DWS Fund’s financial statements and are available upon request.” The Account Manager Resources page provides various ways to contact DWS.

Comment 3.	The prospectus dated December 1, 2022 for the DWS ESG Liquidity Fund, states that “the Advisor applies certain environmental, social and governance (“ESG”) criteria and seeks to buy securities that the Advisor determines present minimal credit risks”. Please provide the following information: (i) number of issuers held as of August 31, 2022 that met the ESG criteria, (ii) the value of such securities, and (iii) current number of issues held by the portfolio that meet the ESG criteria along with the value of such securities.

As of August 31, 2022, there were 64 issues held by the DWS ESG Liquidity Fund that met the Advisor’s ESG criteria which represented approximately 92% of the Fund’s assets.  The market value of the issues that met the Advisor’s ESG criteria as of August 31, 2022 was $524,696,997 and the total market value of the Fund’s assets as of that same date was $570,462,733.

As of July 26, 2023, there were 75 issues held by the Fund that met the Advisor’s ESG criteria which represented approximately 99% of the Fund’s assets.  The market value of the issues that met the Advisor’s ESG criteria as of July 26, 2023 was $440,520,597 and the total market value of the Fund’s assets as of that same date was $443,561,426.

Comment 4.	With respect to the Annual Report to Shareholders as of (i) September 30, 2022 for the DWS Short Duration Fund, (ii) December 31, 2022 for DWS RREEF Global Real Estate Securities Fund, and (iii) December 31, 2022 for DWS Small Mid Cap Value VIP, respectively, the Statement of Assets and Liabilities discloses a cash overdraft account. Please explain the reason for each cash overdraft.

With respect to DWS Short Duration Fund, the custody overdraft was due to a failed trade and an adjustment was reflected in the financial statements.

With respect to the DWS RREEF Global Real Estate Securities Fund, the custody account as of December 31, 2022 was not overdrawn. The cash overdraft reflected in the financial statements is the result of duplicate payments reflected in custody that were not reflected on the financial statements.

With respect to the DWS Small Mid Cap Value VIP overdraft, the custody balance was overdrawn due to a redemption. The DWS Small Cap Value VIP is part of the Line of Credit, however, the Line of Credit threshold is $100,000 so no loan was taken to cover the overdraft.

Comment 5.	With respect to the Annual Report to Shareholders as of October 31, 2022 for the DWS Emerging Markets Fixed Income Fund, the fund is identified as a non-diversified portfolio. It appears that the fund is operating as a diversified portfolio. Please confirm that if the fund has been operating as diversified over three years, shareholder approval will be received prior to changing back to non-diversified.

On October 31, 2022, the DWS Emerging Markets Fixed Income Fund operated as non-diversified.  The Advisor uses the ultimate issuer for purposes of monitoring compliance with the 1940 Act diversification requirements. On October 31, 2022, the Fund held 5.2% in the Republic of Columbia, 5.5% in the African Development Bank, 5.3% in the Egypt Government, 6.5% in the Mexican Government, and 11.3% in the Republic of Turkey.  The Fund has not operated as diversified continuously over a three-year period and therefore continues to maintain it non-diversified classification.

Comment 6.	With respect to the Form N-CEN for The European Equity Fund, Inc, filed on March 13, 2023, the response provided to Item C-8 was “no.” In the financial statements as of December 31, 2022, The European Equity Fund, Inc. disclosed a waiver in the Statement of Operations and the Notes to the Financial Statements. Please explain the differences in disclosure.

On the Form N-CEN for The European Equity Fund, Inc., filed on March 13, 2023, the response was yes for Item C-8 (a) and C-8 (b) and the response was no to Item C-8 (c) and C-8 (d). This response is consistent to the waiver disclosure in the Annual Report to Shareholders as of December 31, 2022.

Comment 7.	The DWS website indicates that Sylvia Szczepek and Sebastian Kahlfeld manage The Central and Eastern Europe Fund, Inc. Form N-CSR filed on December 29, 2022, Item 8, Portfolio Managers of Closed-End Management Investment Companies, includes only Sebastian Kahlfeld. Please describe Sylvia Szczepek’s role and why information was not included for her in Item 8.

As disclosed in the Annual Report to Shareholders as of October 31, 2022, effective August 1, 2022, Sebastian Kahlfeld, formerly the Fund’s deputy portfolio manager, replaced Sylwia Szczepek as the portfolio manager of the Fund and Ms. Szczepek assumed the role of deputy portfolio manager. For Item 8 of the Form N-CSR, DWS’s policy is to include the named portfolio manager of the Fund at the end of the period and not include the Fund’s deputy portfolio manager(s).

Comment 8.	For The European Equity Fund, Inc., please confirm the correct name of the Fund and ensure that the name of the Fund will be consistent on Form N-CSR and Form N-CEN filings going forward.

The correct name of the Fund is The European Equity Fund, Inc. and will be used consistently in the filings going forward. Since there is already a Company in the SEC EDGAR system with the same name, the SEC EDGAR system conformed the name removing “The” and adding “/MD” since the SEC cannot have companies with the same name in SEC EDGAR system. In future filing, European Equity Fund, Inc/MD will continue to show in the banner in the SEC EDGAR system.

Comment 9.	With respect to Item 12 of Form N-CSR for the DWS Municipal Income Trust and the DWS Strategic Municipal Income Trust filed on February 3, 2023, it appears the item header is incorrect. Please update as necessary and amend each of the filings.

The header was corrected and amended filings were made on August 2, 2023.

Comment 10.	With respect to Form N-CSR for DWS Strategic Municipal Income Trust filed on February 3, 2023, the date of the reporting period was May 31, 2022. Please update in the amended filing.

The date was corrected and an amended filing was made on August 2, 2023.

Comment 11.	In the most recent update of Form N-CSR in January 2022, Item 4 (i) and Item 4 (j) were added. These items are required to be addressed even when not applicable. Please provide answers in correspondence and confirm these items will be responded to going forward.

We confirm that Items 4(i) and 4(j) are not applicable for our funds. In future filings, we will include these items and indicate that each are not applicable.

Comment 12.	With respect to the Annual Report to Shareholders as of December 31, 2022, for the DWS RREEF Real Estate Securities Fund, the audit opinion includes the following: “Our procedures included confirmation of securities owned as of December 31, 2021”. The date should have been as of December 31, 2022. Please correct audit opinion and file an amended N-CSR.

The date in the opinion was corrected and an amended filing was made on August 2, 2023.

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If you have any questions, please feel free to contact me at (617) 295-3625.

Very truly yours,

/s/ Diane Kenneally

Diane Kenneally

Treasurer, DWS Family of Funds